Exhibit 99.4

Translated from the French

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,596,587.12 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

379 001 530 R.C.S. LYON

CHAIRMAN’S REPORT ON THE INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE
COMPANY, PRESENTED TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON
June 22, 2004

Dear Sirs:

In accordance with Section L. 225-37 of the Commercial Code, please find below a description of the internal control procedures implemented by the Company.

The Company organized committees and implemented procedures allowing a control of compensations, of the preparation and certification of the financial statements, of public disclosure and of the ethics of the Company’s executives and financial officers.

Compensation Committee:

A Compensation Committee is appointed by the Board of Directors (the “Board”) to consider, recommend and oversee the Company’s incentive-compensation plans and equity-based plans decided by the Board and to assist the Board in the discharge of the Board’s responsibilities relating to compensation of (i) the Company’s Chief Executive Officer (Directeur Général) (“CEO”), (ii) the Company’s Chairman of the Board (Président du Conseil d’Administration), in the event that the office of Directeur Général is not held by the Chairman of the Board, (iii) the Delegated Managing Directors (Directeurs Généraux Délégués), if any, and (iv) other executive officers. The responsibilities granted or delegated to the Compensation Committee in this Charter are subject always to the powers reserved by French law to the CEO (Directeur Général), the Board and the shareholders’ meetings and the Compensation Committee is authorized to seek any necessary waivers from applicable U.S. securities laws and regulations and NASD rules and regulations, as it deems appropriate with respect to the foregoing. To the extent required under applicable U.S. securities laws and regulations and NASD rules and regulations, any such waivers or non-compliance shall be disclosed annually in the Company’s annual report on Form 20-F.

Audit Committee:

The Audit Committee is appointed by the Board of Directors (the “Board”) to be directly responsible, by delegation of the CEO, for the appointment, compensation and oversight of the work of any registered public accounting firm employed by the Company, with the exception of statutory auditors, and to assist in Board oversight of: (1) the integrity of the financial statements of the Company; (2) the adequacy of the Company’s system of internal controls; (3) the compliance by the Company with legal and regulatory requirements; (4) the qualifications and independence of the

Company’s independent auditors; and (5) the performance of the Company’s independent and internal auditors. The Audit Committee shall have, upon special delegation of the CEO, the authority to engage, and obtain advice and assistance from, outside legal, accounting and other advisers, and the Company shall provide appropriate funding therefor as determined by the Audit Committee. The responsibilities granted or delegated to the Audit Committee in this Charter are subject always to the powers reserved by French law to the CEO, the Chairman of the Board (Président du Conseil d’Administration), the Board and the shareholders’ meetings and the Audit Committee is authorized to seek any necessary waivers from applicable U.S. securities laws and regulations and Nasdaq rules and regulations, as it deems appropriate with respect to the foregoing. To the extent required under applicable U.S. securities law and regulations and Nasdaq rules and regulations, any such waivers or non-compliance shall be disclosed annually in the Company’s annual report on Form 20-F.

Procedure for Pre-Approval of Independent Auditor Services:

The Audit Committee has established guidelines regarding the engagement of the Company’s independent auditor to perform services for the Company. These guidelines are valid for audit and non-audit services.

For audit services (including statutory audit engagements as required under local country laws), the independent auditor must provide the Audit Committee with an engagement letter during the first fiscal quarter of each year outlining the scope of the audit services proposed to be performed during the fiscal year. This letter must be agreed to by the Audit Committee.

For non-audit services, Company’s senior management must submit to the Audit Committee for approval the list of non-audit services that it recommends the Audit Committee engage the independent auditor to provide for the fiscal year. Company’s senior management and the independent auditor must each confirm to the Audit Committee that each non-audit service on the list is permissible under all applicable legal requirements.

Procedure for reporting questionable accounting and auditing matters:

The Audit Committee of the Company’s Board of Directors established procedures in order to facilitate the reporting by employees of any information pertaining to questionable accounting or audit practices.

These procedures include how employees may report questionable accounting practices, the review of the report and the inquiry, which may be conducted in this regard.

Disclosure Committee:

The Committee assists the Chief Executive Officer (Président Directeur Général) and Chief Financial Officer or persons performing similar functions (the “Senior Officers”) in fulfilling their responsibility for oversight of the accuracy and timeliness of the disclosures made by the Company by being responsible for the following tasks:

•	Design and establish controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the rules and forms and such information is accumulated and communicated to management, including the Senior Officers, as appropriate to allow timely decisions regarding such required disclosure (“Disclosure Controls”).

•	Monitor the integrity and effectiveness of the Company’s Disclosure Controls.

•	Review and supervise the preparation of the Company’s annual report on Form 20-F, quarterly reports on Form 6-K, any amendments to the foregoing, and any other reports or public disclosures that the Board of Directors or the Audit Committee requests that the Committee review and supervise.

•	Evaluate the effectiveness of the Company’s Disclosure Controls as of the end of the period covered by the Company’s Annual Report on Form 20-F and each Quarterly Report on Form 6-K (collectively, the “periodic reports”).

•	Discuss with the Senior Officers all relevant information with respect to the Committee’s proceedings, the preparation of the disclosure statements and the Committee’s evaluation of the effectiveness of the Company’s Disclosure Controls.

•	Provide a certification to the Senior Officers prior to the filing with the SEC of each periodic report as to (i) the Committee’s compliance with its policies and procedures and proper performance of the responsibilities that have been assigned to it and (ii) the Committee’s conclusions resulting from its evaluation of the effectiveness of the Disclosure Controls.

Code of Ethics for CEO (directeur général), executive managing directors (directeurs généraux délégués) and senior financial officers:

The Company has Standards of Business Conduct applicable to all directors, employees and officers of the Company. The principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions (collectively the “senior financial officers”), are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law.

Gérard SOULA
Chairman and CEO

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